                                                     ---------------------------

                           UNITED STATES             OMB APPROVAL

                SECURITIES AND EXCHANGE COMMISSION   ---------------------------

                       Washington, D.C. 20549        OMB Number: 3235-0058

                                                     Expires: January 31, 2005

                                                     Estimated average burden

                            FORM 12b-25              hours per response ... 2.50

                                                     ---------------------------

                                                     ---------------------------

                   NOTIFICATION OF LATE FILING       SEC FILE NUMBER   000-27397

                                                     CUSIP NUMBER      28027N109

                                                     ---------------------------

(Check One):[ ]Form 10-K [_]Form 11-K [_]Form 20-F  [X]Form 10-Q [_] Form N-SAR

For Period Ended: July 31, 2004

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR For the Transition Period Ended:

----------------------------------------------------------------------------

      Read Instruction Sheet Before Preparing Form. Please Print or Type.

--------------------------------------------------------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Edgetech Services Inc.

--------------------------------------------------------------------------------

Full Name of Registrant

--------------------------------------------------------------------------------

Former Name if Applicable

18 Wynford Drive, Suite 615

--------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

Toronto, Ontario M3C 3S2

--------------------------------------------------------------------------------

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on

        Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,

        or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c) The accountant's statement or other exhibit required by Rule

        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

                         (Attach Extra Sheets If Needed)

Edgetech Services  Inc.  is unable to file the Form  10-QSB for the quarter ended July 31, 2004,  within the prescribed  period due to unforeseen delays in preparation of the financial  statements.  The completed financial statements are expected to be available  within the requested  five-day  extension  period.

Financial figures are pending, with estimates currently unavailable.

PART IV -- OTHER INFORMATION

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

               Sang-Ho Kim

416

441-4046

     ---------------------------------------------------------------------------

                       (Name)                     (Area Code) (Telephone Number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act

of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,

identify report(s). [X]Yes [_]No

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be included in the subject  report or portion  thereof?

[_]Yes [X]No

If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

Edgetech Services Inc.

--------------------------------------------------------------------------------

                  (Name of Registrant as Specified in Charter)

has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 14, 2004                              By  /s/   Sang-Ho Kim

    -------------------            ---------------------------------------------

                                    Name:    Sang-Ho Kim

                                    Title:   President

INSTRUCTION:  The  form  may  be  signed  by an  executive  officer  of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If

the  statement  is  signed  on  behalf  of  the   registrant  by  an  authorized

representative   (other   than   an   executive   officer),   evidence   of  the

representative's  authority to sign on behalf of the  registrant  shall be filed with the form.

                                    ATTENTION

---------------------------------------------------------------------------

Intentional misstatements or omissions of fact constitute Federal Criminal

Violations (see 18 U.S.C. 1001).

---------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule  12b-25  (17CFR240.12b-25)  of the General

Rules and Regulations  under the Securities  Exchange Act of 1934. 2. One signed original and four conformed  copies of this form and amendments  thereto must be completed and filed with the  Securities  and Exchange  Commission,  Washington,

D.C.  20549,  in accordance  with Rule 0-3 of the General Rules and  Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission  files. 3. A manually signed copy of the form and  amendments  thereto shall be filed with each  national  securities exchange on which any class of securities of the  registrant is  registered.  4.

Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification. 5. ELECTRONIC FILERS. This form shall not be used by  electronic  filers  unable to  timely  file a report  solely  due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to  difficulties  in electronic  filing should comply with either

Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.